FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

   Alexander          Patrick              L
-----------------------------------------------------
   (Last)            (First)            (Middle)

2801 Brad Lane
-----------------------------------------------------
                     (Street)

Manhattan               KS               66502
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

  MNB Bancshares, Inc.  MNBB

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)



_______________________________________________________________________________
4. Statement for Month/Year

   August, 1998

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [x] Director
   [x] Officer (give title below)(1)
   [ ] Other (specify below)

   President and Chief Executive Officer
   --------------------------------------------------

   --------------------------------------------------

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
-----------------------------------------------------------------------------
-------------------------------------------

          1.                2.           3.                     4.(2)
--------------------    --------    ----------  ----------------------------


                         Trans-      Trans-          Securities Acquired (A)
                         action      action          or Disposed of (D)
                         Date        Code            (Instr. 3, 4 and 5)
Title of                 (Month/     (Instr. 8)  ---------------------------
Security                  Day/       ----------     Amount    (A) or    Price
(Instr. 3)                Year)      Code   V                   (D)
---------------------    --------    ----  ----  ----------- ------ ---------
Common Stock              12/31/97    M     V       3,120         A     8.227
Common Stock               8/10/98(2) A     V       2,453         A
Common Stock               8/10/98(2) A     V         225         A
Common Stock               4/24/98(3) A     V       3,102.23      A

   5.(3)        6.          7.
-----------   ----------  ----------
Amount of     Owner-
Securities    ship
Beneficially  Form:
Owned at      Direct      Nature of
End of        (D) or      Indirect
Month         Indirect    Beneficial
(Instr.       (I)         Ownership
3 and 4)      (Instr. 4)  (Instr. 4)
-----------   ----------  ----------
                D
 51,563         D
  4,727         I      	   IRA
 13,799.63      I		   ESOP





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed
                     of, or Beneficially Owned(e.g. puts, calls,
                     warrants, options, convertible securities)
------------------------------------------------------------------------
------------------------------------------------------

1.         2.       3.       4.       5.           6.
---------  -------  -------  -------  ---------    -----------
Title of   Conver-  Trans-   Trans-   Number of    Date Exer-
Derivative sion or  action   action   Derivative   cisable and
Security   Exercise Date     Code of  Securities   Expiration
(Instr. 3) Price of (Month/  (Instr.  Acquired     Date (Month/
           Deriv-    Day/      8)     (A)or Dis-   Day/Year)
           ative     Year)            posed (D)
           Security                   (Instr. 3,   --------------
                                       4 and 5)
                                                      Date
                                                      Exer-   Expir-
                                --------  ----------  cis-    ation
                                Code  V   (A)   (D)   able    Date

----------  --------  --------  ---- ---  ----  ----  -------  ---------
Stock
Option to
Purchase
Shares     8.227     12/31/97   M    V         3,120  11/15/93
           3.9176(4)  8/10/98   J(2) V   1,589       Immed  01/05/03

7.               8.       9.          10.       11.
--------------   ------   ----------  --------- ----------
Title and        Price    Number of  Ownership  Nature of
Amount of        of       Derivative Form of    Indirect
Underlying       Deriv-   Securities Derivative Beneficial
Securities       ative    Benefi-    Security:  Ownership
(Instr. 3        Security cially     Direct (D) (Instr. 4)
 and 4)          (Instr.5)Owned at   or Indirect
 --------------           End of     (I)(Instr.4)
                          Month
            Amount        (Instr.4)
           or Num-
           ber of          (5)
   Title   Shares
    -----   ------   ------   ----------  --------  ------




      CS     3,120
      CS     1,589             33,375       D


Explanation of Responses:

[FN]
1.  Of Issuer's and issuer's wholly-owned subsidiary, Security National Bank.
2.  Exercise price reflects adjustments for stock dividends and stock split.
3.  Amounts reflect shares received for Company's two-for-one stock split
 2/9/98.
4.  Exercise of options granted under MNB Bancshares, Inc. 1992 Stock Option
 Plan.




               /s/ Patrick L. Alexander
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.



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